

July 9, 2013

Via E-mail
Mr. Bok Wong
Chief Executive Officer
InZon Corporation
21st Floor, CMA Building No. 64
Connaught Road Central, Hong Kong

> **Re: InZon Corporation**
> **Form 8-K**
> **Filed May 2, 2013**
> **File No. 000-17345**

Dear Mr. Wong:

We issued comments to you on the above captioned filings on May 29, 2013. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 23, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Justin Kisner, Attorney-Adviser, at (202)-551-3788 or Kathleen Krebs, Special Counsel, at (202)-551-3350 if you have any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Jeffrey M. Quick, Esq.
        Quick law Group PC